Exhibit 99.1

Imperial Tobacco Group PLC (“the Company”)

Directors’ Interests

The following directors were conditionally awarded ordinary shares of 10 pence each in the Company under the Imperial Tobacco Long Term Incentive Plan (“LTIP”) on 9 November 2004.  The award will vest, free of charge, during November 2007 in proportion to the extent that the performance criterion is achieved.

Under the terms of the LTIP, awards vest on a sliding scale depending on average real annual growth in Earnings Per Share (“EPS”) after adjusting for inflation over the period of the award.  No vesting occurs unless the Company’s annual average real EPS growth exceeds 3%.  Full vesting occurs if the Company’s average real EPS growth per annum is equal to or exceeds 10%. Between these two points the award vests on a straight-line basis i.e. 50% vesting where the average real EPS growth per annum is equal to 6.5%.

The Remuneration Committee may, where factors arise which could distort the EPS figures, revise the basis on which these figures are derived to ensure consistency and to ensure the targets remain genuinely challenging and the outcome, on which LTIP vesting will be determined reflects the real performance of the business, including maintenance of the long term return on capital employed.

There is no opportunity to retest if the performance criterion is not achieved

DIRECTOR	Conditional Awards Granted 9 November 2004

Gareth Davis	42,513
Robert Dyrbus	26,974
Bruce Davidson	19,351
David Cresswell	19,351
Frank Rogerson	19,351

M R Phillips

Company Secretary